

February 22, 2016

Mail Stop 4720

<u>Via E-mail</u>
Ms. Ching Tao
Chief Financial Officer
No. 32 Qunhuangdao Road, Building C
Shanghai 200082, Peoples Republic of China

>   **Re: Noah Holdings Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2014**
>   **Filed April 24, 2015**
>   **File No. 001-34936**

Dear Ms. Ching Tao:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Kevin W. Vaughn
>
>   Kevin W. Vaughn
>   Accounting Branch Chief
>   Office of Financial Services

cc (via email): Alan Seem, Shearman & Sterling LLP